SECTION 5
PORTAL AGREEMENT

THIS PORTAL AGREEMENT (this "*Agreement*"), dated as of ${offer_date}, is entered into between NextSeed US LLC ("*NextSeed*", "*we*" or "*us*") and The Waffle Bus Heights LLC ("*you*" or the "*Company*"), in connection with your application to raise money through an offering (the "*Offering*") of securities pursuant to Section 4(a)(6) *("Section 4(a)(6)")* of the U.S. Securities Act of 1933 (as amended, the "*Securities Act*") comprising notes (the "*Notes*") pursuant to a note purchase agreement (the "*NPA*") substantially in the form attached as Exhibit A. For purposes of this Agreement, the investors participating in the Offering shall be referred to as the "*Investor*". The parties hereto agree as follows:

1. Engagement of NextSeed.

You engage to use NextSeed for the Offering, and we accept such engagement subject to the following:

a) The Offering will be made on a "best efforts" basis. We have no obligation to purchase, or arrange for the purchasing by Investors of, any Notes.

b) The Offering will be made pursuant to Section 4(a)(6) and the applicable regulations (together, "*Reg CF*").

c) The Offering terms will be set forth in the forms prepared by you (including the final NPA) (together, the "*Offering Materials*"), which shall be filed with the U.S. Securities and Exchange Commission (the "*SEC*") and distributed exclusively through our website (the "*Portal*") in compliance with Reg CF and other applicable laws.

d) We are not liable for any loss, expense or damages incurred by you in connection with (i) our decision to decline to post the Offering on the Portal for any reason, or (ii) any failure or delay in the closing of the Offering.

e) You acknowledge and agree to comply with our terms of use and privacy policy as set forth on the Portal.

f) We are entitled to rely upon the completeness and accuracy of information provided by you (including any background checks and other information obtained by us), without independently verifying such information.

g) You appoint us as your sole agent pursuant to Paragraph 7 to coordinate the Offering with GoldStar Trust Company (the "*Escrow Agent*"), and you shall not give any instructions to or make any demands on the Escrow Agent otherwise.

h) You shall have designated a bank account to receive proceeds from the Offering and to make payments (your "*Designated Account*"); and

i) You acknowledge that the closing is subject to our review of and reasonable satisfaction with the final structure, terms and conditions of any other sources of capital for the Company.

2. Your Obligations Prior to the Offering.

Your use of the Portal and our services is subject to your satisfaction of the following:

a) You shall complete accurately and submit in good faith the requested information for the Offering and you shall finalize the terms of the Offering (including the minimum and the maximum amount you propose to raise through the Offering (the "*Minimum Offering Amount*" and the "*Maximum Offering Amount*", respectively)) in consultation with us;

b) We shall have received the required information evidencing your eligibility to issue securities pursuant to Reg CF;

c) You shall complete and submit all materials and information required by us or the Escrow Agent; and

d) You shall have signed the escrow agreement with the Escrow Agent for the Offering (the "*Escrow Agreement*").

3. Your Obligations During the Offering.

a)   The Offering will launch when your offering page on the Portal is first made available by us to the public and will continue until the earliest of (i) the final date of the Offering, as chosen by you before the launch (the "**Offering Deadline**"), (ii) the termination of the Offering by you or by us and (iii) after at least twenty-one (21) days after the Offering begins, any date on which you want to close the Offering, upon our receipt of your written request at least 7 business days in advance of such date (the "**Notice of Acceptance**") in accordance with Paragraph 3(g). If the Offering fails to raise the Minimum Offering Amount prior to 11:59 p.m. (CST) on the Offering Deadline, you may extend the Offering Deadline once by following our process for extension.

b)   The Offering will be conducted in strict compliance with Reg CF. We are entitled to rely on information prepared by you to prepare the Offering Materials. The Offering Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

c)   We will collaborate with you to determine any extension the Offering Deadline. You agree that our decision to conduct or terminate the Offering will be made in our sole discretion, and you agree to accept any such decision.

d)   If you become aware of any material change during the course of the Offering which would make any statement, opinion, or fact provided to potential Investors on the Portal inaccurate, incomplete, or misleading in light of such change or development, you shall, within one business day, provide us written notice regarding such change. We will determine, in consultation with you, how to disclose any such change or development on the Portal.

e)   You shall promptly and truthfully respond to any questions posed by potential Investors on your offering page on the Portal, as required under 17 C.F.R §227.303(c).

f)   You may withdraw or terminate your Offering at any time before the date the proceeds of the Notes are released from escrow to you (the "**Closing Date**") upon 5 business days' prior written notice to us. Upon such withdrawal or termination, the Power of Attorney set forth in Paragraph 7 shall immediately be deemed revoked and you shall immediately pay a non-refundable cancellation fee of $2,500 (the "**Cancellation Fee**") to us. Upon payment in full of the Cancellation Fee, this Agreement shall terminate immediately.

g)   If the Offering succeeds in raising at least the Minimum Offering Amount prior to 11:59 p.m. (CST) on the Offering Deadline (such an event, a "**Successful Offering**"), you may deliver the Notice of Acceptance at any time. You may close the Offering early by following our process for early termination.

h)   If you fail to timely deliver the Notice of Acceptance pursuant to Paragraph 3(g), unless we have received specific instructions to the contrary, we may reasonably deem the Offering to have been completed and accepted by you.

4. Your Obligations Following the Closing Date.

a)   Subject to Paragraph 26, for each taxable year for which the Notes are outstanding, you agree to file a statement with your federal income tax return pursuant to I.R.C. § 385(c) characterizing each such Note as indebtedness.

b)   You shall comply at all times with the payment obligations set forth in Paragraph 8.

c)   You shall provide us with monthly updates on the progress of your construction, which shall be circulated to your investors by NextSeed on your behalf.

d)   You agree to comply with ongoing disclosure requirements of Reg CF, including working with us to prepare, file and make publicly available your annual report(s) as required.

e)   You will be provided a list of your investors and their contact information for the purpose of servicing bonus rewards (if any) that you provide in conjunction with your offering. You agree not to solicit the investors for any purpose other than to service the bonus rewards and market your business.

5. NextSeed Fees.

a) You shall pay us a non-refundable offering setup fee of $500 upon signing this Agreement, which will be paid to the Escrow Agent to set up an escrow account for the Offering.

b) On the Closing Date, you shall pay us a non-refundable fee (the "*Crowdfunding Fee*") calculated as described in Section 2 – Summary of Related Expenses of this letter in consideration of the services provided by us. The Crowdfunding Fee shall be withheld by the Escrow Agent from the proceeds of the Offering and paid directly to us.

6. Authorization of Credit Reports and Background Checks.

In connection with the Offering, you hereby authorize us to do the following:

a) Obtain credit reports, background checks, and history of applicable securities regulation and enforcement actions for the Company and each of its principal shareholders, members, control persons, managers and affiliates, and use any such information for any lawful purpose.

b) Verify (by contacting third parties or otherwise) the information you provide in connection with the Offering or any other written or oral communication provided by you or on your behalf through the Portal or otherwise.

c) Retain all information provided to us related to you for at least five years, in accordance with applicable law.

7. Limited Power of Attorney.

You hereby irrevocably grant us a limited power of attorney and irrevocably appoint us and/or our designees as your true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for you and in your name (or our own name or otherwise), place and stead, in any and all capacities, to do any of the following (the "*Power of Attorney*"):

a) prepare and submit a Form 4506-T "Request for Transcript of Tax Return" to the Internal Revenue Service;

b) prepare, execute and file any documents, agreements or instruments on your behalf as may be required under applicable law for the Offering;

c) respond on your behalf per your instruction to comments posed by prospective investors during the Offering;

d) execute and deliver any or all of the NPA and Notes on your behalf;

e) act as your sole agent under the Escrow Agreement, with exclusive authority to (i) give instructions to the Escrow Agent to release the proceeds of the Offering from escrow and (ii) respond to any inquiries or requests by the Escrow Agent;

f) provide instructions to the Escrow Agent regarding distribution of each total payment due to the Investors, if applicable, for the then most recently ended month (each, a "*Monthly Payment*") and other payments to the Investors through a transfer from your Designated Account; and

g) in our sole discretion, do each act and thing that we deem necessary or desirable to exercise the powers set forth in this Paragraph 7 as fully as you might do.

The Power of Attorney will expire upon the payment and satisfaction in full of all the Notes. Notwithstanding anything to the contrary herein, we shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with you, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against us.

8. Payments.

a) By the 5th business day after the end of each month, commencing with the first full month ending after the Notes are made (each, a "*Payment Date*"), you shall ensure that there are sufficient funds in your Designated Account to pay the Monthly Payment due on such Payment Date.

b) You authorize us to debit each Monthly Payment (and any amounts owing for any previous months, if any) from your Designated Account for purposes of meeting your payment obligations with respect to the Notes.

c) In the event that we are unable to debit any required payment from your Designated Account for any reason, you shall make such payment through any reasonable alternate process that we designate in order to fulfill your obligations under the NPA.

9. Representations, Warranties, Acknowledgements and Covenants of the Company.

You hereby represent, warrant, acknowledge and covenant as follows:

a) The Company is duly organized, validly existing and in good standing under the laws of applicable state and has full power and authority to conduct its business, enter into this Agreement and engage in the Offering.

b) You have, and expect to continue to have, the financial capacity to pay the Monthly Payments as they become due.

c) Neither your execution and delivery of this Agreement nor your performance of your obligations hereunder will cause you to become inadequately capitalized or preclude you from being able to obtain additional loans.

d) You fully understand your obligations under the NPA, the Notes and this Agreement.

e) You are eligible to make the Offering pursuant to Reg CF. Specifically, you are not:

   i. conducting an offering or concurrent offerings pursuant to Reg CF using other crowdfunding portals;

   ii. subject to the reporting requirements pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended;

   iii. an investment company, as defined in Section 3 of the Investment Company Act of 1940 or is excluded from the definition of investment company by Section 3(b) or Section 3(c) of such Act;

   iv. a company that has previously sold securities pursuant to Reg CF and has not filed with the SEC and provided to investors, to the extent required, ongoing annual reports as required by this part during the 2 years immediately preceding the launch of the offering; and

   v. a company that has no specific business plan or that plans to engage in a merger or acquisition with an unspecified business entity.

f) You are not ineligible to offer or sell securities pursuant to Reg CF as a result of a disqualification as specified in 17 C.F.R. 227.503(a), which disqualifies an issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor, that:

   i. Has been convicted, within 10 years before the launch of the offering (or 5 years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor: (1) in connection with the purchase or sale of any security; (2) involving the making of any false filing with the SEC; or (3) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities;

   ii. Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within 5 years before the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)) that, at the time of such filing, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (1) in connection with the purchase or sale of any security; (2) involving the making of any false filing with the SEC; or (3) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities;

iii.   Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (1) at the time of the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)), bars the person from (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (2) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct entered within 10 years before such filing of the offering statement.

iv.   Is subject to an order of the SEC entered pursuant to section 15(b) or 15B(c) of the Exchange Act (15 U.S.C. 78*o*(b) or 78*o*-4(c)) or Section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)): (1) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (2) places limitations on the activities, functions or operations of such person; or (3) bars such person from being associated with any entity or from participating in the offering of any penny stock;

v.   Is subject to any order of the SEC entered within 5 years before the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)) that, at the time of such filing, orders the person to cease and desist from committing or causing a violation or future violation of: (1) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act (15 U.S.C. 77q(a)(1)), Section 10(b) of the Exchange Act (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Exchange Act (15 U.S.C. 78o(c)(1)) and Section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)) or any other rule or regulation thereunder; or (2) section 5 of the Securities Act (15 U.S.C. 77e);

vi.   Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

vii.   Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A (17 CFR 230.251 through 230.263) offering statement filed with the SEC that, within five years before the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)), was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

viii.   Is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by section 4A(b) of the Securities Act (15 U.S.C. 77d-1(b)), or is, at the time of such filing, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

g)   Your execution, delivery and performance of this Agreement has been duly authorized and approved by all requisite action, and this Agreement has been duly executed and delivered by you and constitutes your valid and binding obligation, enforceable in accordance with its terms.

h) The execution and delivery of this Agreement and the incurrence of the obligations set forth herein and the consummation of the transactions contemplated in this Agreement and the Offering will not, to the best of your knowledge, constitute a breach or default under:

   i. any agreements or instruments by which you are bound; or

   ii. any order, rule or regulation applicable to you issued by a court, governmental body or administrative agency having jurisdiction over you.

i) There is no litigation or proceeding at law or in equity before any federal or state authority against you wherein an unfavorable decision, ruling, or finding would materially and adversely affect your business, operations or financial condition or income.

j) You will pay all filing fees in connection with the filing and review of any documents required to be filed, with the SEC and/or any applicable state regulators.

k) Prior to Offering Termination Date, you will not conduct any other offering of securities in reliance on Reg CF.

l) You own or have the legal right to utilize all materials and information you provide or include in the Offering, including consent from any individuals whose likeness may be included in the Offering.

m) You understand that (i) nothing in this Agreement or any other materials presented to you in connection with the Offering constitutes tax advice, (ii) you have had the chance to consult your own lawyers, accountants and/or tax advisors regarding the tax implications of the Offering, and (iii) no assurances are or have been made regarding any tax advantages which may inure to your benefit, now or in the future.

n) You understand that in connection with the Offering, (i) any legal counsel for NextSeed is legal counsel solely for NextSeed and not for you, and (ii) you have had the opportunity to have your own legal counsel review this Agreement (and related materials) before signing.

10. Marketing Materials.

You hereby grant NextSeed a permanent right to use copies and samples of all marketing materials developed for purposes of the Offering for publication, exhibition, or other marketing or promotional purposes.

11. Security Interest and Secured Obligations.

You hereby grant to NextSeed, in its capacity as collateral agent for itself and the Investors (in such capacity, the "*Collateral Agent*"), a security interest in all of your assets and property, whether presently existing or hereafter acquired or arising and wherever located, including all general intangibles, accounts, chattel paper, deposit accounts, documents, goods, instruments, investment property, letter-of-credit rights and any commercial tort claims hereafter identified by you in any authenticated record delivered to the Collateral Agent, and all supporting obligations, products and proceeds arising from or relating to any of the foregoing (collectively the "*Collateral*"), to secure prompt and full performance and payment of (a) the Notes and all other obligations, liabilities and indebtedness that you may at any time now or hereafter owe to the Investors pursuant to the Note Purchase Agreement, whether direct or indirect, absolute or contingent, (b) all amounts that the Collateral Agent may now or hereafter pay or advance at any time for taxes, levies, insurance, repairs, maintenance or other protection with respect to the Collateral and (c) all costs and expenses that the Collateral Agent may incur in enforcing or protecting its rights with respect to the Collateral or the indebtedness secured by the Collateral, including attorneys' fees (all of the foregoing, whether arising before or after the filing of a petition in bankruptcy and including all interest accrued after the petition date collectively, the "*Secured Obligations*").

12. Perfection and Protection of Collateral.

You hereby authorize the Collateral Agent to file financing statements in all applicable filing offices (a) indicating the Collateral (i) as all assets of the Company or words of similar effect, or (ii) as being of an equal or lesser scope or with greater detail, and (b) containing any other information required by applicable law, including Chapter 9 of the Uniform Commercial Code as in effect on the date hereof in the State of Texas. You shall execute, obtain, deliver and (if applicable) file or record all financing statements, correction statements and notices, and take all other actions that the Collateral Agent may deem necessary or advisable to perfect or protect the Collateral Agent's security interest in the Collateral against the interests of third parties. You shall pay, on demand, all costs, taxes and fees payable in connection with any such filings, recordings, notices or other actions. You shall give the Collateral Agent written notice no later than 90 days after changing your name or structure, or state of organization, and in each case shall (at your expense) promptly take all steps necessary or advisable to preserve continuously the perfection and priority of the Collateral Agent's security interests in the Collateral.

13. Remedies.

If an "Event of Default" under the NPA shall occur, the Secured Obligations shall become immediately due and payable without presentment or demand or any notice to you, and the Collateral Agent shall be entitled to exercise any or all of the rights and remedies available at law or in equity (including the rights and remedies of a secured party under applicable law). These remedies include the right and power to take possession of the Collateral, wherever it may be found, and the right and power to sell, at public or private sale or sales, or otherwise collect, enforce, dispose of or use all or any portion of the Collateral in any manner authorized or permitted under applicable law, in such order or manner as the Collateral Agent may elect in its sole discretion.

14. NextSeed's Right to Modify Terms.

Other than with respect to Paragraph 5, you agree to be bound by any and all changes to this Agreement that we reasonably determine are necessary to comply with any legal and regulatory requirements. You hereby authorize us to correct obvious clerical errors appearing in information you provide to us although we are not obligated to identify or correct such errors.

15. Indemnification.

In addition to your indemnification obligations set forth in the Portal's Terms of Use, you shall indemnify and hold harmless us, our officers, directors, employees, shareholders, members and affiliates, and any person acting on our behalf, from and against any and all damages, claims, losses, liabilities, costs and expenses (including attorneys' fees), known or unknown, contingent or otherwise, that any of them may incur in any matter relating to this Agreement, the Offering, the NPA or the Notes, except to the extent such damages, claims, losses, liabilities, costs or expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of the party to be indemnified. Your indemnification obligation under this Paragraph 15 shall survive termination of this Agreement, regardless of the reason for termination.

16. Term.

We are entitled to terminate this Agreement in our sole discretion. Unless earlier terminated by you pursuant to Paragraph 3(f) or by us in our sole discretion, this Agreement shall terminate simultaneously with the payment and satisfaction in full of the Notes.

17. No Warranties.

WE MAKE NO REPRESENTATION OR WARRANTY TO YOU, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH REGARDS TO THE PORTAL. WE DO NOT WARRANT OR GUARANTEE THAT (I) THE OFFERING WILL LAUNCH ON THE PORTAL, (II) THE OFFERING WILL BE SUCCESSFUL, OR (III) THE OFFERING WILL CLOSE EVEN IF THE INVESTORS COMMIT TO PROVIDE THE MINIMUM OFFERING AMOUNT OR THE MAXIMUM OFFERING AMOUNT.

18. Limitation on Liability.

IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON ANY FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY OF THE OTHER.

19. Third Party Beneficiaries; Successors and Assigns.

The parties agree that there are no third party beneficiaries to this Agreement. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; provided that you may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without our prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Paragraph 19 shall be null and void.

20. Other Engagements.

Nothing contained herein shall prevent us from engaging in relationships involving companies in the same or a similar industry as you or any of your competitors.

21. Legal Counsel.

Except as otherwise set forth herein, each party shall bear its own legal expenses in connection with all aspects of the Offering (including the preparation and execution of this Agreement).

22. Notices.

All notices and other communications from us to you hereunder shall be given by email to the email address that you have registered on the Portal or shall be posted on the Portal, and shall be deemed to have been duly given and effective upon transmission or posting. You shall send all notices or other communications required or permitted to be given hereunder to NextSeed by sending an email to support@nextseed.com. You shall promptly notify us in writing if your registered email address changes, and you shall promptly update your registered address on the Portal if you change your principal place of business.

23. Governing Law; Venue.

This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

24. Waiver of Jury Trial.

THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS AGREEMENT, THE NPA, THE NOTES AND ANY OTHER TRANSACTION CONTEMPLATED HEREBY AND THEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

25. Waiver.

Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

26. Federal Income Tax Treatment.

Each Note shall be treated as set forth in the NPA for federal income tax purposes. Except as otherwise required by law, you shall report all payments under each Note in a manner consistent with the treatment thereof as set for in the NPA on your federal income tax returns.

27. Survival.

Notwithstanding anything to the contrary herein, the provisions of Paragraphs 1, 9, 15 and 17 through 27 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment in full of the Notes, or the termination of this Agreement or any provision of this Agreement.

28. Severability.

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

29. Further Assurances.

You agree to execute and deliver such further documents and information as may be reasonably required by us in order to effectuate the purposes of this Agreement.

30. Counterparts.

This Agreement may be signed in multiple counterparts (including by electronic means), each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument.

31. Interpretation.

Unless otherwise expressly provided herein, (a) references to governing documents, agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by this Agreement, (b) references to any statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute or regulation and (c) terms used but not defined herein that are defined in Chapter 9 of the UCC shall have the same meanings herein.

NEXT STEPS

1. Please read the Portal Agreement on the previous pages to make sure you understand all the details. It's important to us that everything is transparent and understood from the beginning so that we lay a solid foundation for a great working relationship.

2. If you have any questions at all, please let us know. We're happy to clarify any points. There may be some items that we can sort out together.

3. Once you feel confident about everything and are ready to move forward, please sign below to make the acceptance official.

4. Once we receive notification of your acceptance, we'll contact you shortly to sort out next steps and get the project rolling.

5. We'll email you a separate copy of the signed Portal Agreement for your records.

6. If you'd like to speak to us by phone, don't hesitate to contact any NextSeed representative.

The Waffle Bus Heights LLC

By: _____

Name: _____

Title: _____

NEXTSEED US LLC

By: _____

Name: Youngro Lee _____

Title: Chief Executive Officer _____

Form of Note Purchase Agreement

IF AN INVESTOR (AS DEFINED BELOW) EXECUTES THIS AGREEMENT BEFORE 48 HOURS PRIOR TO THE END OF THE OFFERING DEADLINE (AS DEFINED BELOW) (THE "*LOCK-IN PERIOD*"), THIS AGREEMENT IS MERELY A PRELIMINARY INDICATION OF SUCH INVESTOR'S INTEREST AND IS NOT A BINDING COMMITMENT BY SUCH INVESTOR. IF AN INVESTOR HAS NOT REVOKED ITS INDICATION OF INTEREST BEFORE THE LOCK-IN PERIOD BY LOGGING INTO ITS ACCOUNT AND CLICKING "CANCEL" NEXT TO THE APPLICABLE INVESTMENT, THIS AGREEMENT SHALL IMMEDIATELY BECOME A BINDING COMMITMENT BY SUCH INVESTOR.

EACH INVESTOR UNDERSTANDS AND AGREES THAT THIS AGREEMENT IS NOT BINDING ON THE ISSUER (AS DEFINED BELOW) UNLESS AND UNTIL SUCH INVESTOR'S OFFER TO PURCHASE A NOTE (AS DEFINED BELOW) PURSUANT TO THIS AGREEMENT (THE "*OFFER TO PURCHASE*") IS ACCEPTED BY THE ISSUER, WHICH ACCEPTANCE (IF ANY) SHALL BE EFFECTIVE UPON, AND COMMUNICATED TO AN INVESTOR BY, THE ISSUER'S ISSUANCE AND DELIVERY TO SUCH INVESTOR OF A NOTE, DULY EXECUTED BY THE ISSUER (THE "*ACCEPTANCE EVENT*"). AS SUCH THE ISSUER'S EXECUTED SIGNATURE PAGE TO THIS AGREEMENT SHALL BE DEEMED TO BE HELD IN ESCROW PENDING THE ISSUER'S FORMAL RELEASE PURSUANT TO THE ACCEPTANCE EVENT (IF EVER), UPON WHICH THIS AGREEMENT SHALL BECOME BINDING ON THE ISSUER AND THE INVESTOR. IF THE ISSUER REJECTS THE OFFER TO PURCHASE, SUCH REJECTION SHALL BE COMMUNICATED IN WRITING TO SUCH INVESTOR. IF SO REJECTED, THE ISSUER AND SUCH INVESTOR SHALL HAVE NO FURTHER OBLIGATIONS TO EACH OTHER, EXCEPT THAT THE ISSUER SHALL INSTRUCT THE ESCROW AGENT (AS DEFINED BELOW) TO RETURN TO SUCH INVESTOR THE FULL AMOUNT OF SUCH INVESTOR'S PURCHASE PRICE, WITHOUT INTEREST, AS SOON AS PRACTICABLE. UNTIL THE CLOSING DATE (AS DEFINED BELOW), EACH INVESTOR'S PURCHASE PRICE FOR A NOTE SHALL BE HELD BY THE ESCROW AGENT, WITHOUT INTEREST, FOR THE BENEFIT OF SUCH INVESTOR AND THE ISSUER.

EACH INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO SUCH INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EACH INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF ANY RETURN. EACH INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT STARTING FROM THE LOCK-IN PERIOD, THE PURCHASE OF A NOTE IS IRREVOCABLE, AND THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "*Agreement*") is entered into by and between The Waffle Bus Heights LLC, a Texas limited liability company, (the "*Issuer*") and each or all of the individuals and entities executing a counterpart signature page to this Agreement (each such person, an "*Investor*," or together, "*Investors*").

This Agreement and the Notes issued by the Issuer hereunder are being offered by the Issuer to prospective investors pursuant to the terms of that certain public offering (the "*Offering*") effected through NextSeed US LLC, a Delaware limited liability company and a SEC-registered Funding Portal ("*NextSeed*"), available at www.nextseed.com and each subdomain thereof (the "*Portal*"), in which the Issuer proposes to raise a minimum aggregate amount of a minimum aggregate amount of $50,000 (the "**Minimum Offering Amount**") but not more than a maximum aggregate amount of $107,000 (the "**Maximum Offering Amount**").

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1.   Defined Terms.

"*Closing Confirmation Notice*" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.

"*Closing Date*" means the date on which NextSeed instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, which shall be specified as the Closing Date in the Closing Confirmation Notice.

"*Escrow Agent*" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"*Event of Default*" has the meaning set forth in Section 7.

"*Interest Rate*" means 13.25% per annum.

"*Investor Proportion*" means, with respect to each Investor, a fraction, the numerator of which is the Principal applicable to such Investor, and the denominator of which is the Offering Amount.

"*Maturity Date*" means the first business day of the 48th month following the close of the first full month ending after the Closing Date.

"*Monthly Payment*" means, with respect to each applicable month, the installment payment of principal of the Notes and interest accrued thereon by the Issuer to the Paying Agent (for the benefit of the Investors). Each such payment shall be in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

"*NextSeed Membership Agreement*" means, for each Investor, the Investor Membership Agreement entered into on or prior to the date hereof between NextSeed and such Investor governing such Investor's use of the Portal and appointing NextSeed as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.

"*Note*" has the meaning set forth in Section 2.

"*Notice of Acceptance*" means a written confirmation from the Issuer that it wishes to close the Offering in an amount equal to the Offering Amount.

"*Offering Amount*" means the aggregate amount of Notes that the Investors have agreed to purchase in connection with the Offering, which shall be specified as the "**Offering Amount**" in the Notice of Acceptance; *provided* that such amount shall not be less than the Minimum Offering Amount and shall not exceed the Maximum Offering Amount.

"*Offering Deadline*" means 11:59 P.M. (U.S. Central Time) on ${termination_date} or as updated pursuant to Section 5.

"*Offering Materials*" means, collectively, all information and materials made available to the Investors on the Portal, with respect to this Offering.

"*Paying Agent*" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"*Principal*" means, with respect to each Investor, the amount set forth below such Investor's name on its signature page to this Agreement.

"*SEC*" means the Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Service Fee*" has the meaning set forth in Section 3(d).

"*Successful Offering*" means the NextSeed's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

"*Trigger Event*" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity or (d) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

2.   Purchase and Sale and Issuance of the Note.

(a)   Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note"** and collectively, the "**Notes"**).

(b)   The outstanding principal amount of each Note shall bear interest at the Interest Rate, accrued on a monthly basis.

(c)   The Notes may be repaid or prepaid in accordance with the provisions of Section 3, but once repaid or prepaid may not be reborrowed.

3.   Note Payments.

(a)   In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to pay Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with the first full month ending after the Closing Date and continuing until the Maturity Date. The Issuer shall, on the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Notes (including any interest accrued thereon).

(b)   The Issuer may, in its sole discretion and without penalty, prepay the Notes in whole or in part; *provided* that such prepayment shall only be made in connection with a prepayment made to the Paying Agent (for the benefit of the Investors). Each partial prepayment made to the Paying Agent (for the benefit of the Investors) shall be in an amount of at least $5,000. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next Monthly Payment (or the Maturity Date, if no Monthly Payment is scheduled before the Maturity Date). Each such proportionate share shall be applied to the installment payments due under this Agreement in inverse order of maturity and shall be accompanied by payment of accrued interest on the amount prepaid.

(c)   The Issuer and each Investor hereby authorize NextSeed to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.

(d)   All payments from the Issuer to the Paying Agent (for the benefit of the Investors) made pursuant to this Agreement shall be subject to a service fee in an amount equal to 1.0% of such payment (the "**Service Fee"**), which is withheld and paid to NextSeed at the time of such payment; *provided* that each such Service Fee shall be deemed to have been received by the Investors.

(e)   If the Issuer's payment of any Monthly Payment due hereunder is more than 10 business days late, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Monthly Payment (or the Maturity Date, if no Monthly Payment is scheduled before the Maturity Date).

(f)   Any payment received after 6:00 P.M. (U.S. Central Time) on a banking day by the Paying Agent is deemed received on the next banking day.

(g)   All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding principal and interest), second, toward accrued and unpaid interest under the Notes, and third, toward outstanding principal under the Notes; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as NextSeed determines in its sole discretion.

(h)   Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

4.   Conditions Precedent to Purchase of the Notes.

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

(a)   The Successful Offering has occurred prior to 11:59 P.M. (U.S. Central Time) on the Offering Deadline;

(b)   The applicable Principal shall have actually been received by the Escrow Agent from the Investors;

(c)   The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

(d)   NextSeed shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);

(e)   NextSeed shall have received such other agreements, instruments, documents and evidence as NextSeed deems necessary in its sole discretion in connection with the transactions contemplated hereby; and

(f)   The representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5.   Certain Acknowledgements.

Each of the Issuer and the Investors hereby acknowledges and agrees that:

(a)   Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement if the Issuer determines it to be in the best interests of the Issuer.

(b)   Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

(c)   If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of NextSeed by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by NextSeed. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

(d)   If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of NextSeed by providing the Investors at least 5 business days' notice in a manner prescribed by NextSeed; *provided* that the Offering Deadline is at least 21 days after the first day that the Offering is made available on the Portal.

6.   Representations, Warranties, Acknowledgements and Covenants of the Issuer.

As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

(a)   The Issuer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Texas, with full power to enter into this Agreement and execute all documents required hereunder.

(b)   The information provided by the Issuer on the Portal, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to NextSeed or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

(c)   The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

(d)   The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

(e)   The provisions of the Security Agreement between the Issuer and NextSeed are effective to create in favor of NextSeed for the benefit of the Investors a legal, valid and enforceable lien on all right, title and interest of the Issuer in the collateral described therein. The Issuer is now, and shall continue to be, the sole owner of all such collateral, except for items of equipment that are leased by the Issuer.

(f)   There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

(g)   The Notes (or any portion thereof) have not been specifically marketed to those holding equity in the Issuer, and the Issuer does not anticipate that the Notes (or any portion thereof) will be issued, to any significant extent, to existing beneficial owners of the Issuer's membership interests.

(h)   The Issuer shall comply with each of its reporting obligations owed to NextSeed or otherwise required pursuant to Regulation CF or any other applicable federal and state securities laws.

(i)   Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject. **[Before and after giving effect to the Notes, the Issuer is "solvent" within the meaning ascribed to that term and similar terms under applicable laws relating to fraudulent transfers and conveyances.]1**

   (a)   The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

   (b)   The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

   (c)   The Issuer shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of NextSeed.

(j)   The Issuer shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $100,000 individually or (ii) capital expenditures made with the prior written consent of NextSeed. The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's members or any affiliates, unless no default

exists or would result therefrom.

(k)   The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's **[equity_securities]** or any affiliates, unless no Event of Default exists or would result therefrom.

7. Events of Default.

Each of the following shall constitute an "**Event of Default**":

(a)   The Issuer's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

(b)   The Issuer's failure to comply with any of its reporting obligations owed to NextSeed and such failure continues for 10 business days.

(c)   The Issuer's breach of any other covenants made by it hereunder and such breach continues for 10 business days.

(d)   Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

(e)   The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(f)   The entry of any final judgment against the Issuer for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(g)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(h)   Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7(h) if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by NextSeed.

(i)   The occurrence of a Trigger Event.

8. Remedies.

If any Event of Default occurs and NextSeed provides written notice of acceleration of the Notes to the Issuer, the unpaid balance of the Notes shall become immediately due and payable by the Issuer to the Investors; *provided* that, notwithstanding anything to the contrary herein, as set forth in the NextSeed Membership Agreement, NEXTSEED HAS THE EXCLUSIVE AUTHORITY TO ENFORCE ALL REMEDIES OF THE INVESTORS UNDER THIS AGREEMENT.

9. Representations,   Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

(a)   Risk Factors. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there

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[1] NTD: Do not include for start-up issuers.

is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or NextSeed.

(b)   Evaluation of Risk. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through the Portal. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer or NextSeed to represent the Investor; and (iv) the limited transferability of this Agreement.

(c)   No Advice. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

(d)   Tax Laws. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

(e)   Own Account. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

(f)   No Registration; No Resale. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("Transfer") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

(g)   Regulatory Transfer. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may, with prior consent and cooperation of NextSeed, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer

(such Transfer, a "**Regulatory Transfer**"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this Section 9(g).

(h)   Complete Information. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

(i)   Investment Limitations; Ability to Bear Economic Risk. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

(j)   Reliance by Issuer. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this Section 9 in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

(k)   Advice of Counsel. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

(l)   Membership Agreement. The Investor has read, understands, and shall fully comply with its obligations under the NextSeed Membership Agreement. The Investor shall not approach, contact or harass the Issuer in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the NextSeed Membership Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

(m)   Further Assurances. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

(n)   [State Alcohol Beverage Laws. Certain state laws and regulations with respect to sale of alcoholic beverages may restrict a person from having a financial interest in a retailer that sells alcoholic beverages. The Investor represents that, to the best of the Investor's knowledge, the Investor (and, as applicable, the Investor's spouse) does not have hold any financial interest in any entity that makes or distributes any alcoholic beverage that is sold in the applicable state. The Investor also acknowledges that, to the extent required by law, NextSeed or the Issuer may furnish information about the Investor to the applicable regulators.]2

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

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2 NTD: Alcohol retailers only

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

13. Notices.

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in Section 9(I).

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.

(a)   Each Investor agrees to indemnify and hold harmless the Issuer, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 15 shall survive the acceptance of this Agreement.

(b)   The parties acknowledge that NextSeed is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless NextSeed, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of NextSeed, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that NextSeed may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer and each Investor and with the prior written consent of NextSeed. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, NextSeed is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although NextSeed is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 6 and Section 9 and the provisions of Section 10, Section 15, this Section 17 and Section 20 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Qualified Commercial Loan.[3]

[In the event that the Offering Amount is greater than $250,000,]The Notes, together, [are//shall be] a "qualified commercial loan" as defined in Section 306.001(9) of the Texas Finance Code. [In such event,] Pursuant to this Agreement and Notes executed and delivered in connection with the Offering, the Investors are advancing money or credit with an aggregate value of $250,000 or more as part of the same transaction, and such amount [is not//will not be] secured by real property. The Issuer hereby certifies as follows: (a) the Issuer has been advised by the Investors to seek the advice of an attorney and an accountant in connection with this Agreement; and (b) the Issuer has had the opportunity to seek the advice of an attorney and accountant of the Issuer's choice in connection with this Agreement.][4]

22. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

[SIGNATURE PAGE FOLLOWS]

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[3] NTD: For offerings $250K and over.

[4] NTD: For offerings $250K and over. Bracketed text if min is below $250K but max is above $250K

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

COMPANY:

The Waffle Bus Heights LLC,

a Texas limited liability company

By: _____

Name:

Title:

DATE:

[Investor signatures continue on the following pages]

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

INVESTOR:

${entity_name}

${name_of_investor_sig}

${name_of_investor_sig}

ADDRESS:
${investor_address_1}
${investor_address_2}
${investor_address_3}

PRINCIPAL: $${principal}

DATE: ${ivsdate}

Form of Note

[PRINCIPAL]   **[DATE]**

FOR VALUE RECEIVED, The Waffle Bus Heights LLC (the "*Issuer*"), promises to pay to the order of **[INVESTOR]** ("*Payee*") on the Maturity Date the principal sum of **[PRINCIPAL]**.   The Issuer also promises to pay interest on the unpaid principal amount hereof in accordance with, and at the rates per annum and on the dates specified in, that certain Note Purchase Agreement ("*Note Purchase Agreement*"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Promissory Note (this "*Note*") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN HOUSTON, TEXAS AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

The Waffle Bus Heights LLC

By: _____

Name

Title